April 20, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christie Wong

Dan Gordon

Re:Oak Street Health, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-39427

Dear Staff of the Securities and Exchange Commission:

This letter is in response to your comment letter, dated April 7, 2022, to Oak Street Health, Inc. (the “Company”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plan text immediately following the comment.

We note you had two non-GAAP financial measures, Platform Contribution and Patient Contribution. Platform Contribution is defined as total revenue less the sum of medical claims expense and cost of care, and Patient Contribution is defined as capitated revenue less medical claims expenses. It appears that certain expenses such as General and Administrative and Sales and Marketing Expenses excluded to arrive at such non-GAAP performance measure on page 75 may represent normal, recurring and cash operating expenses. Please tell us how you considered the guidance in Questions 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures, updated on April 4, 2018.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes that Platform Contribution is a useful performance measure for both management and its investors to measure and understand the economics of its care model and centers. This non-GAAP measure includes all of the direct expenses associated with the Company’s center operations. These direct expenses include medical claims expenses, which are costs for third party healthcare service providers that provide medical care to the Company’s patients for which the Company is contractually obligated to pay through its full-risk capitation arrangements and all other direct costs incurred to operate its centers and care model. As its closest GAAP measure is operating income, the Company acknowledges that Platform Contribution excludes recurring cash operating items, like Corporate, general and administrative and Sales and Marketing that are necessary to operate its business, however, these corporate overhead costs are not directly attributable or controlled at the center level. Management believes Platform Contribution is a measure helpful to its investors as it facilitates an understanding and evaluation of trends affecting the Company’s ability to achieve profitability at the center level over time by providing greater comparability across periods.

In terms of Patient Contribution, the Company believes this measure is also a useful performance measure for investors to understand its patient level profitability or gross profit. As the Company is fully responsible for all of the medical costs incurred by its at-risk patients under its full-risk capitation arrangements with health plan payers, this measure provides insight to both management and investors on how the Company is managing its at-risk patients’ health conditions and how successful the Company is in terms of engaging its at-risk patients with its care model. As the closest GAAP measure to this non-GAAP measure is also operating income, the Company acknowledges that Patient Contribution excludes recurring cash operating items as these costs are not directly attributable to its at-risk patients. The Company’s investors also understand and utilize these and similar metrics across the at-risk healthcare industry.

The Company considered the guidance in Item 100(b) of Regulation G and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations and does not believe its presentation is misleading to investors as the Company has defined the non-GAAP measures within its SEC filings, reconciled them to the closest GAAP measures and has stated that these measures should be considered as a supplement to the corresponding measures in GAAP. While the Company acknowledges it has excluded certain cash based or recurring items from these non-GAAP measures, it has done so to allow investors to isolate trends directly associated with providing patient care, allowing for greater comparability across periods.  Paired with the other GAAP and non-GAAP measures the Company reports, the Company believes that Platform Contribution and Patient Contribution facilitate a more nuanced understanding of the Company’s business over time.

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We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at tim.cook@oakstreethealth.com.

Sincerely,

/s/ Timothy Cook

Timothy Cook

Chief Financial Officer

Oak Street Health, Inc.

cc: Mike Pykosz